Exhibit 99.1

Weibo Reports Second Quarter 2017 Financial Results

BEIJING, China — August 9, 2017 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Highlights

•                  Net revenues totaled $253.4 million, an increase of 72% year-over-year, exceeding the Company’s guidance between $240 million and $250 million.

•                  Advertising and marketing revenues were $218.3 million, an increase of 72% year-over-year.

•                  Other revenues were $35.0 million, an increase of 78% year-over-year.

•                  Net income attributable to Weibo was $73.5 million, an increase of 184% year-over-year, and diluted net income per share was $0.33, compared to $0.12 for the same period last year.

•                  Non-GAAP net income attributable to Weibo was $86.7 million, an increase of 144% year-over-year, and non-GAAP diluted net income per share was $0.38, compared to $0.16 for the same period last year.

•                  Adjusted EBITDA was $103.1 million, an increase of 166% year-over-year, or 41% of net revenues, compared to 26% for the same period last year.

•                  Monthly active users (“MAUs”) in June 2017 was 361 million, an increase of 28% year-over-year, 92% of which were mobile users. Average daily active users in June 2017 was 159 million, an increase of 26% year-over-year.

“We continue to see great momentum in our business. Revenues from SMEs, key accounts and non-advertising all saw robust growth, while our profit and user base reached new highs,” said Gaofei Wang, CEO of Weibo. “These strong results give us confidence that our strategy to focus on developing a unique and expansive content ecosystem, launching engaging features like Weibo Stories, and attracting KOLs, celebrities and other influencers to increase the social and viral nature of Weibo is boding well for us.”

Second Quarter 2017 Financial Results

For the second quarter of 2017, Weibo reported net revenues of $253.4 million, compared to $146.9 million for the same period last year. Advertising and marketing revenues totaled $218.3 million, compared to $127.2 million for the same period last year, and advertising and marketing revenues from small & medium-sized enterprises (“SMEs”) and key accounts were $205.1 million, compared to $114.3 million for the same period last year. Other revenues totaled $35.0 million, compared to $19.7 million for the same period last year.

Costs and expenses for the second quarter of 2017 totaled $165.4 million, compared to $119.6 million for the same period last year. The rise in costs and expenses was primarily due to an increase in marketing expenses, turnover taxes (resulting from higher revenues), development costs and stock-based compensation. Non-GAAP costs and expenses were $153.3 million, compared to $112.2 million for the same period last year.

Income from operations for the second quarter of 2017 was $88.0 million, compared to $27.3 million for the same period last year. Non-GAAP income from operations was $100.1 million, compared to $34.7 million for the same period last year.

Non-operating income for the second quarter of 2017 was $1.5 million, compared to a non-operating loss of $1.0 million for the same period last year. Income tax expenses were $16.4 million, compared to $1.8 million for the same period last year, primarily due to higher profitability and the change in tax status of the Company’s PRC subsidiary from being fully tax exempted to being subject to 50% of the enterprise income tax rate, or 12.5%, in 2017.

Net income attributable to Weibo for the second quarter of 2017 was $73.5 million, or diluted net income per share of $0.33, compared to $25.9 million for the same period last year, or diluted net income per share of $0.12. Non-GAAP net income attributable to Weibo for the second quarter of 2017 was $86.7 million, or diluted net income per share of $0.38, compared to $35.5 million for the same period last year, or diluted net income per share of $0.16.

As of June 30, 2017, Weibo’s cash, cash equivalents and short-term investments totaled $609.2 million. For the second quarter of 2017, cash provided by operating activities was $157.2 million, capital expenditures totaled $2.5 million, and depreciation and amortization expenses amounted to $3.5 million.

Business Outlook

For the third quarter of 2017, Weibo estimates that its net revenues to be between $290 million and $300 million, which assumes an average exchange rate of 6.75 RMB to US$1.00. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo’s management team will host a conference call from 7 AM — 8 AM Eastern Time on August 9, 2017 (or 7 PM — 8 PM Beijing Time on August 9, 2017) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free:  +1 866-519-4004

Hong Kong Toll Free:  800-906-601

China Toll Free:  400-620-8038

International:  +65 6713-5090

Passcode for all regions:  64857454

A replay of the conference call will be available from 10:00 AM Eastern Time on August 9, 2017-10:00 AM Eastern time on August 17, 2017. The dial-in number is +61 2-8199-0299. The passcode for the replay is 64857454.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net gain on the sale of investments and impairment on investments, non-GAAP to GAAP reconciling items for the loss attributable to non-controlling interest, and provision for income tax related to the amortization of intangible assets (other non-GAAP to GAAP reconciling items have no tax effect). Adjusted EBITDA excludes interest income, income tax expenses, and depreciation expenses. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others and stay connected with the world. Any user can post a feed and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to its customers, ranging from large companies to small and medium-sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads and promoted feeds. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on April 27, 2017 and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3017

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2017	2016	2017	2017	2016

Net revenues:
Advertising and marketing revenues	$218,340	$127,173	$169,297	$387,637	$226,419
Other revenues	35,033	19,712	29,904	64,937	39,756
Total net revenues	253,373	146,885	199,201	452,574	266,175

Costs and expenses:
Cost of revenues (a)	50,372	40,657	46,450	96,822	77,283
Sales and marketing (a)	59,363	32,166	47,163	106,526	62,207
Product development (a)	45,528	37,611	39,191	84,719	74,545
General and administrative (a)	10,140	9,200	10,546	20,686	17,738
Total costs and expenses	165,403	119,634	143,350	308,753	231,773
Income from operations	87,970	27,251	55,851	143,821	34,402

Non-operating income (loss):
Gain on sale of and impairment on investments, net	(1,248)	(3,440)	(122)	(1,370)	(4,308)
Interest and other income , net	2,768	2,411	2,222	4,990	3,831
	1,520	(1,029)	2,100	3,620	(477)

Income before income tax expenses	89,490	26,222	57,951	147,441	33,925
Income tax expenses	(16,363)	(1,796)	(11,316)	(27,679)	(2,344)
Net income	73,127	24,426	46,635	119,762	31,581

Less: Net loss attributable to noncontrolling interest	(421)	(1,431)	(296)	(717)	(1,374)

Net income attributable to Weibo	$73,548	$25,857	$46,931	$120,479	$32,955

Basic net income per share attributable to Weibo	$0.33	$0.12	$0.21	$0.55	$0.15
Diluted net income per share attributable to Weibo	$0.33	$0.12	$0.21	$0.54	$0.15

Shares used in computing basic net income per share attributable to Weibo	220,256	213,537	218,296	219,281	212,903
Shares used in computing diluted net income per share attributable to Weibo	225,245	221,611	224,632	224,955	220,780

(a) Stock-based compensation in each category:
Cost of revenues	$940	$543	$695	$1,635	$1,051
Sales and marketing	2,157	900	1,604	3,761	1,918
Product development	5,251	2,501	4,994	10,245	6,056
General and administrative	3,585	3,364	3,400	6,985	6,770

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30,	December 31,
	2017	2016

Assets
Current assets:
Cash and cash equivalents	$224,080	$364,766
Short-term investments	385,105	31,188
Accounts receivable, net	134,673	116,054
Prepaid expenses and other current assets	131,845	66,664
Amount due from SINA	—	18,565
Current assets subtotal	875,703	597,237

Property and equipment, net	25,924	22,816
Goodwill and intangible assets, net	11,473	11,366
Investments	419,711	399,933
Other assets	10,553	5,592
Total assets	$1,343,364	$1,036,944

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$86,565	$48,997
Accrued and other liabilities	281,811	180,142
Deferred revenues	58,971	48,964
Amount due to SINA	2,885	—
Current liabilities subtotal	430,232	278,103

Long-term liability	1,234	1,483
Total liabilities	431,466	279,586

Shareholders’ equity :
Weibo shareholders’ equity	908,407	753,225
Non-controlling interest	3,491	4,133
Total shareholders’ equity	911,898	757,358

Total liabilities and shareholders’ equity	$1,343,364	$1,036,944

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	June 30, 2017				June 30, 2016				March 31, 2017
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing revenues	$218,340			$218,340	$127,173			$127,173	$169,297			$169,297
Other revenues	35,033			35,033	19,712			19,712	29,904			29,904
Net revenues	$253,373			$253,373	$146,885			$146,885	$199,201			$199,201

		(11,933)	(a)			(7,308)	(a)			(10,693)	(a)
		(157)	(b)			(161)	(b)			(155)	(b)
Total costs and expenses	$165,403	$(12,090)		$153,313	$119,634	$(7,469)		$112,165	$143,350	$(10,848)		$132,502

		11,933	(a)			7,308	(a)			10,693	(a)
		157	(b)			161	(b)			155	(b)
Income from operations	$87,970	$12,090		$100,060	$27,251	$7,469		$34,720	$55,851	$10,848		$66,699

		11,933	(a)			7,308	(a)			10,693	(a)
		157	(b)			161	(b)			155	(b)
		1,248	(c)			3,440	(c)			122	(c)
		(194)	(d)			(1,177)	(d)			(29)	(d)
		(39)	(e)			(40)	(e)			(39)	(e)
Net income attributable to Weibo	$73,548	$13,105		$86,653	$25,857	$9,692		$35,549	$46,931	$10,902		$57,833

Diluted net income per share attributable to Weibo	$0.33			$0.38	$0.12			$0.16	$0.21			$0.26

Shares used in computing diluted net income per share attributable to Weibo	225,245			225,245	221,611			221,611	224,632			224,632

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$86,653				$35,549				$57,833
Interest income				(3,343)				(1,893)				(1,911)
Income tax expenses				16,402				1,836				11,355
Depreciation expenses				3,365				3,316				3,245
Adjusted EBITDA				$103,077				$38,808				$70,522

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Six months ended
	June 30, 2017				June 30, 2016
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$387,637			$387,637	$226,419			$226,419
Other revenues	64,937			64,937	39,756			39,756
Net revenues	$452,574			$452,574	$266,175			$266,175

		(22,626)	(a)			(15,795)	(a)
		(312)	(b)			(402)	(b)
Total costs and expenses	$308,753	$(22,938)		$285,815	$231,773	$(16,197)		$215,576

		22,626	(a)			15,795	(a)
		312	(b)			402	(b)
Income from operations	$143,821	$22,938		$166,759	$34,402	$16,197		$50,599

		22,626	(a)			15,795	(a)
		312	(b)			402	(b)
		1,370	(c)			4,308	(c)
		(223)	(d)			(1,457)	(d)
		(78)	(e)			(100)	(e)
Net income attributable to Weibo	$120,479	$24,007		$144,486	$32,955	$18,948		$51,903

Diluted net income per share attributable to Weibo	$0.54			$0.64	$0.15			$0.24

Shares used in computing diluted net income per share attributable to Weibo	224,955			224,955	220,780			220,780

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$144,486				$51,903
Interest income				(5,254)				(3,193)
Income tax expenses				27,757				2,444
Depreciation expenses				6,610				6,616
Adjusted EBITDA				$173,599				$57,770

(a)  To exclude stock-based compensation.

(b)  To exclude amortization of intangible assets.

(c)  To exclude net gain on the sale of investments and impairment on investments.

(d)  To exclude non-GAAP to GAAP reconciling items for the loss attributable to non-controlling interests.

(e)  To exclude the provision for income tax related to item (b). Other non-GAAP to GAAP reconciling items have no income tax effect.

Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications.

For impairment on investments, valuation allowances were made for those differences the Company does not expect to realize the benefit in the foreseeable future.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2017	2016	2017	2017	2016

Net revenues
Advertising and marketing revenues
Small & medium-sized enterprises and key accounts	$205,144	$114,324	$161,506	$366,650	$202,450
Alibaba	13,196	12,849	7,791	20,987	23,969
Subtotal	218,340	127,173	169,297	387,637	226,419

Other revenues	35,033	19,712	29,904	64,937	39,756
	$253,373	$146,885	$199,201	$452,574	$266,175